# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calidi Biotherapeutics, Inc., CIK 0001855485
CUSIP: 320703408
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002109116
Persons authorized to receive notices and communications: Chellsea Noelle Cartoscelli, 2315 Capitol Avenue, Sacramento, California (CA), 95816, 9165040529

## Reporting persons
- Gavrilov Ognian Anguelov (CIK 0002109116): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Calidi Biotherapeutics, Inc.
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121

## Item 2. Identity and Background
Name of person filing: Ognian Anguelov Gavrilov
Residence or business address: 2315 Capitol Avenue, Sacramento, CA 95816
Present principal occupation or employment: Managing Partner, Gavrlilov & Brooks, 2315 Capitol Avenue, Sacramento, CA 95816
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable. This Schedule 13D relates to the disposition of securities by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has effected dispositions of Shares as described in Item 5, resulting in beneficial ownership of approximately 0.3% of the outstanding Shares. The Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D. However, the Reporting Person may, from time to time, acquire or dispose of securities of the Issuer in the open market or otherwise, depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 20,000.00
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: 20,000.00
Other persons with the right to receive dividends or sale proceeds: 0
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 31, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Signatures
- Gavrilov Ognian Anguelov: Ognian Anguelov Gavrilov, Ognian Anguelov Gavrilov, Managing Partner (03/31/2026)